                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 12b-25

                                                 Commission File Number 0-21081

                          NOTIFICATION OF LATE FILING

(Check One) __ Form 10-K  __ Form 20-F __ Form 11-K  X Form 10-QSB __ Form N-SAR

                 For Period Ended: September 30, 1997
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------
    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
--------------------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

                           Caribbean Cigar Company
--------------------------------------------------------------------------------
                           Full Name of Registrant


--------------------------------------------------------------------------------
                          Former Name if Applicable

                            8305 N.W. 27th Street
--------------------------------------------------------------------------------
          Address of Principal Executive Office (STREET AND NUMBER)

                             Miami, Florida 33144
--------------------------------------------------------------------------------
City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

  X      (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  X      (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

Due to the timing and difficulty of the reporting process and internal review, the additional expense would be unreasonable.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Edward C. Williams                (305)               267-3911
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
         X  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

--------------------------------------------------------------------------------

                           Caribbean Cigar Company
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date November 14, 1997             By   /s/ Edward C. Williams
    ---------------------------        ----------------------------------------
                                            Edward C. Williams,
                                          Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                 ATTACHMENT A


     Caribbean Cigar Company (the "Company") is in the final stages of revising and amending its report on Form 10-QSB for the period ended June 30, 1997 (the "Prior Report") and its report on Form 10-QSB for the period ended September 30, 1997 (the "Current Report"). It is anticipated that the results of operations contained in the Prior Report will be restated to show a loss of approximately $800,000, resulting primarily from (a) additional accruals for lease terminations and write-off of leasehold improvements; (b) additional professional service fees; (c) additional advertising expenses; (d) a write-down in inventory; (e) a write-down of certain accounts receivable; (f) an increase in depreciation expense; and (g) and an increase in selling expenses. It is also anticipated that the Company will report a net loss of approximately $1,500,000 in the Current Report, due primarily to sales and gross margins which were weaker than anticipated with no corresponding reduction in expenses. Due to the complexity of the accounting and disclosure issues involved in amending the Prior Report and preparing the Current Report, the Company was not able to file timely the Current Report without unreasonable effort or expense.